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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0515 Expires: ..................April 30, 2005 Estimated average burden hours per response...........................43.5
AMENDMENT NO. 15 TO SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 15)
STRATUS SERVICES GROUP, INC. (Name of Subject Company (issuer))
STRATUS SERVICES GROUP, INC. (ISSUER) (Names of Filing Persons (identifying status as offeror, issuer or other person))
SERIES E PREFERRED STOCK (Title of Class of Securities)
(CUSIP Number of Class of Securities)
JOSEPH J. RAYMOND, CHAIRMAN and CHIEF EXECUTIVE OFFICER STRATUS SERVICES GROUP, INC. 500 CRAIG ROAD MANALAPAN, NEW JERSEY 07726 732-866-0300
with copies to:

PHILIP D. FORLENZA, ESQ.
GIORDANO, HALLERAN & CIESLA, P.C.
P.O. BOX 190
MIDDLETOWN, NEW JERSEY 07748
732-741-3900
(Name, address, and telephone numbers of persons authorized
to receive notices and communications on behalf of filing person)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☒

Items 1 through 11 and 13

        This Amendment No. 15 amends the Tender Offer Statement on Schedule TO (the "Schedule TO") as initially filed with the Securities and Exchange Commission (the "Commission") on February 13, 2004 by Stratus Services Group, Inc., a Delaware corporation (the "Company"). The Schedule TO relates to the offer (the "Exchange Offer") by the Company to exchange each issued and outstanding share of its Series E Preferred Stock for, at the election of the holder thereof, either (a) 125 shares of the Company's common stock and 250 common stock purchase warrants for each $100 of stated value and accumulated dividends represented by the Series E Preferred Stock or (b) One share of Series I Preferred Stock and 125 common stock purchase warrants for each $100 of stated value and accumulated dividends represented by the Series E Preferred Stock (the "Exchange Consideration").

        The Company has filed a Prospectus under Rule 424(b)(3) of the Securities Act of 1933 with the Commission on even date herewith (the "Prospectus"). The terms and conditions of the Exchange Offer are set forth in the Prospectus and the related Letter of Transmittal, which are Exhibits (a)(1) and (a)(2) hereto.

        The Exchange Offer expired at 5:00 p.m., New York City time, on August 5, 2004. Prior to the expiration of the Exchange Offer, holders of the Company's Series E Preferred Stock tendered a total of 45,743 shares of such Series E Preferred Stock for 3,317,250 shares of the Company's common stock, 9,356,375 common stock purchase warrants and 21,775 shares of Series I Preferred Stock, all of which were accepted for exchange by the Company. Holders of 25,158 shares of the Company's Series E Preferred Stock elected to exchange such shares for 125 shares of the Company's common stock and 250 common stock purchase warrants issued by the Company for each $100 of stated value and accumulated dividends represented by the Series E Preferred Stock, and holders of 20,585 shares of the Company's Series E Preferred Stock elected to receive one share of Series I Preferred Stock and 125 common stock purchase warrants for each $100 of stated value and accumulated dividends represented by the Series E Preferred Stock. A copy of the Company's press release regarding the acceptance of these tendered shares is set forth as Exhibit (a)(10) to this Schedule TO and incorporated by reference in this entirety.

Item 12.    EXHIBITS

EXHIBIT NUMBER	EXHIBIT NAME
(a)(11)
Press Release, dated August 6, 2004, concerning the Company's acceptance of the tendered shares of Series E Preferred Stock (incorporated by reference to the filing made by the Company on even date herewith pursuant to Rule 425 under the Securities Act of 1933).

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 2004	STRATUS SERVICES GROUP, INC.

	By:	/s/ MICHAEL A. MALTZMAN
	Name:	Michael A. Maltzman
	Title:	Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME
(a)(10)	Press Release, dated August 6, 2004, concerning the Company's acceptance of the tendered shares of Series E Preferred Stock (incorporated by reference to the filing made by the Company on even date herewith pursuant to Rule 425 under the Securities Act of 1933).

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  Item 12. EXHIBITS
SIGNATURES
EXHIBIT INDEX